N-SAR Item 77.D.  Policies with Respect to
Security Investment



	At a meeting held on March 6, 2002, the
Board of Trustees of Dreyfus Premier Opportunity
Funds adopted a non-fundamental policy to invest, under normal market conditions, at least 80% of Dreyfus Premier Micro-Cap Growth Fund's assets in micro-cap companies. Micro-cap companies are generally those companies that, at the time of purchase, have market capitalizations of less than $500 million. This change to the Fund's non-fundamental policy was reflected in an amendment to the Fund's Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on July 29, 2002.

Larkin-NSARitem77D-DPOF-029